

August 6, 2013

Via E-mail
Stefan Joselowitz
Director and Chief Executive Officer
MiX Telematics Limited
Howick Close
Waterfall Park
Midrand, South Africa 1686

> **Re: MiX Telematics Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed July 26, 2013**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed August 2, 2013**
> **File No. 333-189799**

Dear Mr. Joselowitz:

We have reviewed your amended registration statements and response letter dated July 26, 2013 and have the following comments. This letter supplements our oral comments of August 6, 2013 regarding your disclosure on pages 140 and 148, the exhibit index, and exhibit 8.2.

General

1.   You state on page 22 that "(e)conomic sanctions programs restrict (y)our business dealings with certain sanctioned countries, persons and entities." It appears from the map on the inside cover of the prospectus that you have customers and regional partners in Iran, Sudan, and Syria. On your website you identify as dealers IT SYSCO in Iran; Build Up, Kemair (Sudan), and SIDCO in Sudan; and FMSi Syria in Syria. Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form F-1 does not include disclosure regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, for the past three years and the subsequent interim period. Your response should describe any products, equipment, components, software, technology, information, or services you have provided or intend to provide into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

2.   You state on pages 30, 84, 97, and elsewhere that you utilize in your solutions data obtained from satellite-based navigation and positioning systems. Global navigation satellite systems appear to be included in the Commerce Control List maintained by the U.S. Department of Commerce's Bureau of Industry and Security. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, are included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

3.   Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                     Sincerely,

                                       /s/ Mark P. Shuman

                                       Mark P. Shuman
                                       Branch Chief—Legal

cc: <u>Via E-mail</u>
         Kenneth G. Alberstadt, Esq.
         Akerman Senterfitt LLP